SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

On September 22, 2022, MediWound, Ltd. (the “Company”) entered into a securities purchase agreement (the “RD Securities Purchase Agreement”) with the several purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the offer and sale of 7,575,513 shares of the Company’s ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and, pursuant to the RD Securities Purchase Agreement, the Company has also agreed to issue to the Purchasers 7,575,513 unregistered ordinary share warrants (the “Ordinary Warrants”) to purchase up to 7,575,513 Ordinary Shares (the “RD Ordinary Warrant Shares”) (the “RD Offering”). The combined purchase price of for one Ordinary Share and associated Ordinary Warrant is $1.75. The sale of the Ordinary Shares is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-265203) previously filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2022 and declared effective on June 3, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement dated September 22, 2022, filed with the SEC on September 23, 2022.

The Ordinary Warrants have an exercise price of $1.925 per Ordinary Share and will become exercisable upon the Company’s receipt of shareholder approval to increase the number of its authorized Ordinary Shares from 50,000,000 to 90,000,000 (the “Authorized Share Increase Date”), pursuant to the Company’s Amended and Restated Articles of Association, and will expire four (4) years from the Authorized Share Increase Date. The Ordinary Warrants are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Ordinary Shares. In the event of a fundamental transaction, the holders of the Warrants are entitled to receive from the Company, or any successor entity, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the warrants, that is being offered and paid to the holders of Ordinary Shares of the Company in connection with the fundamental transaction. The Ordinary Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of Ordinary Shares are entitled.

The RD Offering closed on September 26, 2022.  The gross proceeds from the RD Offering were approximately $13.26 million.

Concurrently with the signing of the RD Securities Purchase Agreement, the Company entered into a securities purchase agreement (the “PIPE Securities Purchase Agreement ”) with the several purchasers listed on the signature pages thereto (the “PIPE Purchasers”), in connection with the offer and sale of 9,853,058 unregistered pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 9,853,058 Ordinary Shares (the “Pre-Funded Warrant Shares”) and 9,853,058 unregistered ordinary share warrants (the “PIPE Ordinary Warrants,”) to purchase up to 9,853,058 Ordinary Shares (the “PIPE Ordinary Warrant Shares,” and together with the Pre-Funded Warrant Shares the “PIPE Warrant Shares”) (the “PIPE”).  The combined purchase price for one Pre-Funded Warrant and associated PIPE Ordinary Warrant is $1.749. The Pre-Funded Warrants will have an exercise price of $0.001 per Ordinary Share and the PIPE Ordinary Warrants will have an exercise price of $1.925 per Ordinary Share and each will become exercisable upon the Authorized Share Increase Date, and will expire, in the case of the PIPE Ordinary Warrants, four (4) years from the Authorized Share Increase Date. The Company expects the PIPE to close on or about October 6, 2022, subject to the satisfaction of customary closing conditions. The gross proceeds of the PIPE are expected to be approximately $17.24 million.

In connection with the PIPE, the Company also entered into a registration rights agreement with the several investors named in the PIPE Securities Purchase Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, within 45 calendar days of the date of the closing of the PIPE, the Company is required to file a registration statement to register for resale of (i) Pre-Funded Warrant Shares, (ii) the PIPE Ordinary Warrant Shares and (iii) the RD Ordinary Share Warrant (together, the “Registrable Securities”). Pursuant to the Registration Rights Agreement, the Company agreed to cause such registration statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as possible after the filing thereof, but in any event no later 75 days, or in the event of a full review by the Securities and Exchange Commission, 110 days, after the closing date of the PIPE. The Company further agreed to use its best efforts to keep such registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such registration statement have been sold or otherwise may be sold pursuant to Rule 144 under the Securities Act.

Each of the RD Securities Purchase Agreement and the PIPE Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Purchasers and PIPE Purchasers, respectively, against certain liabilities, including for liabilities under the Securities Act of 1933, as amended, and termination provisions. The provisions of the RD Securities Purchase Agreement and the PIPE Securities Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The gross proceeds to the Company from the RD Offering and the PIPE is expected to be approximately $30.5 million. The Company intends to use the net proceeds from the RD Offering and the PIPE primarily for the development of EscharEx®, a scale up of its facilities, and for general corporate purposes. The Company may also use a portion of the net proceeds to in-license, invest in or acquire businesses, technologies, products or assets that it believes are complementary to its own, although it has no current plans, commitments or agreements with respect to any acquisitions or in-licenses at this time.

H.C. Wainwright & Co., LLC (“Wainwright”) acted as the exclusive placement agent for the RD Offering and the PIPE, pursuant to the engagement letter with the Company, dated as of August 21, 2022. LifeSci Capital, LLC acted as financial advisor to the Company for each offering as well. Upon closing of the RD Offering and PIPE, the Company will pay Wainwright a cash transaction fee equal to 7.0% of the aggregate gross proceeds from the RD Offering and the PIPE (to be decreased to 3.5% for certain identified investors). The Company also agreed to issue Wainwright (or its designees) warrants (the “Wainwright Warrants”) to purchase up to 871,429 Ordinary Shares (the “Wainwright Warrant Shares”). The Wainwright Warrants have substantially the same terms as the Ordinary Warrants and the PIPE Ordinary Warrants, except that the Wainwright Warrants will have an exercise price equal to $2.1875 per share (which represents 125% of the offering price per Ordinary Share in the RD Offering and PIPE) and will expire four (4) years after the Authorized Share Increase Date, but no more than five (5) years following the commencement of the sales pursuant to the RD Offering. The Company also agreed to pay Wainwright for its role as exclusive placement agent in the Offering and PIPE a non-accountable expense allowance of $85,000.00 and clearing expenses of $15,950.00.

The legal opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the Ordinary Shares in the RD Offering is attached as Exhibit 5.1 to this Current Report on Form 6-K.

The issuance of the Ordinary Warrants, Pre-Funded Warrants, PIPE Ordinary Warrants, RD Ordinary Warrant Shares, PIPE Warrant Shares, Wainwright Warrants and Wainwright Warrant Shares are not registered under the Securities Act or any state securities laws. The issuance of such securities was in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

The foregoing description of the Ordinary Warrant, PIPE Warrant, Pre-Funded Warrants, Wainwright Warrant, RD Securities Purchase Agreement, PIPE Securities Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of each, forms of are attached hereto as Exhibits 4.1, 4.2, 4.3, 4.4, 10.1, 10.2 and 10.3, respectively.

On September 22, 2022, the Company issued a press release announcing the launch of the RD Offering and the PIPE. A copy of this press release is attached as Exhibit 99.1 to this report and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
4.1	Form of Ordinary Share Warrant.
4.2	Form of PIPE Ordinary Share Warrant.
4.3	Form of Pre-Funded Warrant.
4.4	Form of Wainwright Warrant.
5.1	Legal Opinion of Meitar | Law Offices
10.1	Form of RD Securities Purchase Agreement, dated September 22, 2022, by and between the Company and H.C. Wainwright & Co., LLC and the several purchasers listed on the signature pages thereto.
10.2	Form of PIPE Securities Purchase Agreement, dated September 22, 2022, by and between the Company and H.C. Wainwright & Co., LLC and the several purchasers listed on the signature pages thereto.
10.3	Form of Registration Rights Agreement.
23.1	Consent of Meitar | Law Offices (contained in Exhibit 5.1)
99.1	Press Release issued by the Company on September 22, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: September 26, 2022	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer